gary b. wolff, p.c.                                805 Third Avenue
  Counselor At Law                                 Twenty First Floor
                                                   New York, New York 10022
                                                   Telephone: 212-644-6446
                                                   Facsimile: 212-644-6498
                                                   E-Mail: wolffpc@attglobal.net








March 14, 2005



Via Federal Express
-------------------

Barbara C. Jacobs
Assistant Director
United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      ABC Funding, Inc. ("ABC")
         Registration Statement Form SB-2/A2
         File No.: 333-121070
         --------------------

Dear Ms. Jacobs:

Enclosed is Amendment Two to the above Registration Statement. The changes are either made in response to staff comments on the 1st Amendment and/or represent an updating of material previously filed to reflect any developments in ABC's business as well as updating unaudited financial statements from quarter ended September 30, 2004 to six month period ended December 31, 2004. The paragraph numbers below correspond to the numbered comments in your February 24, 2005 letter of comment.

General
-------

1. ABC intends to utilize available secondary trade manual listing exemptions. These exemptions are available if the issuer of the securities publishes certain continuous disclosure information on an ongoing basis in a recognized manual. The recognized manuals vary among the 38 states that have this exemption, the most commonly recognized being Standard & Poor's and Mergent (fka Moody's). The Issuer is in the process of applying for listing in Mergent, Inc. which, once published, will provide ABC with "manual" exemptions in approximately 35 states, including Utah. See CCH Blue Sky Law Desk Reference at Section 6301 entitled "Standard Manuals Exemptions."

gary b. wolff, p.c.
  Counselor At Law

Barbara C. Jacobs
Assistant Director
March    , 2005
Page 2

Re:      ABC Funding, Inc. ("ABC")
         Registration Statement Form SB-2/A2
         File No.: 333-121070
         --------------------


Management' Discussion and Analysis
-----------------------------------

2. We have edited our disclosure to make it clear that we will not incur any expenses or costs of any kind unless we have a known source to satisfy them. We have also added disclosure about the benefits of using independent contractors.

3.       We have expanded the disclosure concerning Mr. Barson's background.

Business
--------

4. We have indicated the fact that we have lacked the resources to solicit business outside the State of Utah in new Risk Factor No. 3.

Financial Statements
--------------------

5. We have updated the financial statements included in the Registration Statement through December 31, 2004.

6. We have included an updated consent from our independent registered accountant.

Recent Sales of Unregistered Securities
---------------------------------------

There was no recent issuance of 10,000 shares to me. My purchase of 100,000 shares was part of the 740,000 shares that were issued to 38 shareholders at $.001 per share for $740 in cash disclosed in initial filing at ITEM 26 - RECENT SALES OF UNREGISTERED SECURITIES. The initial filing of ABC's Registration Statement contained a typographical error in the section LEGAL MATTERS in which it disclosed that I owned 90,000 shares of ABC common stock. The correct number of shares owned by me was 100,000 as indicated in the table in SELLING STOCKHOLDERS. The error appearing in the Legal Matters section was corrected in Amendment 1.

gary b. wolff, p.c.
  Counselor At Law


Barbara C. Jacobs
Assistant Director
March   , 2005
Page 3

Re:      ABC Funding, Inc. ("ABC")
         Registration Statement Form SB-2/A1
         File No.: 333-121070
         --------------------


If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,



Gary B. Wolff
GBW:hk
Enclosures

cc:      ABC Funding, Inc.
         Sherb & Co., LLP